Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: USF Holding Corp.

Disclaimer

Important Legal Information

This website has been prepared solely for the purpose of providing information regarding the proposed business combination between Sysco Corporation (“Sysco”) and USF Holding Corp. (“USF”). Sysco filed annual, quarterly and current reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). You may access and read its SEC filings through the SEC’s website at www.sec.gov. The information on this website does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information for USF Stockholders

In connection with the proposed transaction, Sysco currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of USF. Sysco also plans to file other relevant materials with the SEC. Before making any voting or other decision with respect to the proposed transaction, stockholders of USF are urged to read the consent solicitation statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the stockholders of USF at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This website shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Information included in on this website (including information included or incorporated by reference in this document) that look forward in time or that express beliefs, expectations, or hopes are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. Such forward-looking statements reflect the views of management at the time such statements are made and are subject to a number of risks, uncertainties, estimates, and assumptions that may cause actual results to differ materially from current expectations, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed merger, the timing of consummation of the proposed merger, the ability of the parties to secure stockholder and regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Sysco to integrate the acquired operations, the ability to implement the anticipated business plans of the combined company following closing and achieve anticipated benefits and savings, risks related to disruption of management’s attention from ongoing business operations due to the pending merger, the effect of the announcement of the proposed merger on either party’s relationships with their respective customers, vendors, lenders, operating results and businesses generally, the outcome of any legal proceedings related to the proposed merger, the general risks associated with the respective businesses of Sysco and USF, including the risk of interruption of supplies due to lack of long-term contracts, intense competition, severe weather, crop conditions, work stoppages, inflation risks, the impact of fuel prices, adverse publicity, labor issues, and risks impacting the economy generally, including the risks that the current general economic conditions will deteriorate, or that consumer confidence in the economy may not increase and decreases in consumer spending, particularly on food-away-from-home, may not reverse. For a discussion of additional factors impacting Sysco’s business, see Sysco’s Annual Report on Form 10-K for the year ended June 29, 2013, as filed with the Securities and Exchange Commission and the Company’s subsequent filings with the SEC. For a discussion of additional factors impacting USF’s business, see U.S. Foods’ filings with the SEC. Neither Sysco nor USF undertakes to update or revise any forward-looking statements, based on new information or otherwise.

☐ I hereby confirm that I have read the legal notices and information above.

Home Page

Headline: SYSCO AND US FOODS AGREE TO MERGE, CREATING A WORLD-CLASS FOODSERVICE COMPANY

Banner paragraph: Combination brings together the best of both companies to do more for our customers and accelerate the transformation of our industry

About Us Landing Page

About Sysco/US Foods paragraph: The combination of Sysco and US Foods will create a world-class foodservice company with highly complementary core strengths including a broad product portfolio and passionate food people deeply committed to customer service, quality-assured products and safety. The combination will bring together the best qualities, capabilities and resources of both organizations.

About Sysco: Sysco is the global leader in selling, marketing and distributing food products to restaurants, healthcare and educational facilities, lodging establishments and other customers who prepare meals away from home.

Since the initial public offering in 1970, when sales were $115 million, Sysco has grown to $44 billion in sales for fiscal year 2013. Many solid customer relationships have been nurtured along the way, countless dining trends and meal alternatives have evolved, and today the decision to consume meals prepared away from home is as much necessity as choice. Since then, the industry it serves has expanded from $35 billion to approximately $235 billion.

Today, Sysco has sales and service relationships with approximately 425,000 customers and remains committed to helping them succeed in the foodservice industry and satisfy consumers’ appetites.

Operating from 193 locations throughout the U.S., Bahamas, Canada, Ireland & Northern Ireland, Sysco’s product lines are as diverse as the 48,100 employees who support its daily operations. They include not only the ingredients needed to prepare meals, but also numerous ancillary preparation and serving items. As a result, Sysco can make a difference in its customers’ lives and the success of their businesses.

About US Foods: As one of America’s great food companies and leading distributors, US Foods is Keeping Kitchens Cooking and making life easier for customers, including independent and multi-unit restaurants, healthcare and hospitality entities, government and educational institutions.

With approximately $22 billion in annual revenue, the company offers more than 350,000 products, including high-quality, exclusive brands such as the innovative Chef’s Line, a time-saving, chef-inspired line of scratch-quality products, and Rykoff Sexton, a premium line of specialty ingredients sourced from around the world. The company proudly employs approximately 25,000 people in more than 60 locations nationwide. US Foods is headquartered in Rosemont, Ill., and jointly owned by affiliates of Clayton, Dubilier & Rice LLC and Kohlberg Kravis Roberts & Co. L.P.

About Us – Sysco Bio

Bill DeLaney

President and Chief Executive Officer

Bill assumed the role of President and CEO for the corporation in 2010, having become CEO and a member of Sysco’s Board of Directors in 2009.

He began his Sysco career in 1987 as Assistant Treasurer at Sysco’s corporate headquarters in Houston. He was promoted to Treasurer in 1991, and in 1993, was named a Vice President of the corporation, continuing in that role until 1994. He joined Sysco Syracuse in 1996 as CFO, progressed to Senior Vice President in 1998 and Executive Vice President in 2002.

In 2004, Bill moved to Sysco Charlotte as President and CEO. He returned to Houston in 2007 and, subsequently, was named Executive Vice President and CFO of the corporation, a position he held for two years before being promoted to CEO. Bill also serves on the Board of Directors of Express Scripts, Inc., The Center for Houston’s Future and the Greater Houston Partnership.

About Us – Sysco Brands

Industry Leadership

Sysco products are positioned within four distinct levels to meet our customers’ needs for both quality and value at a range of price points.

Sysco products compare favorably with other leading food service products, and always come backed by Sysco Brand quality assurance.

About Us – US Foods Bio

John Lederer

President and Chief Executive Officer

John was appointed President and Chief Executive Officer of US Foods in September 2010.

Previously, he was Chairman and Chief Executive Officer of Duane Reade, a New York based pharmacy retailer with more than 250 stores and $1.8 billion in revenue. He led a major transformation of Duane Reade to create the best urban drugstore format in America, which ultimately culminated in the strategic sale of the company to Walgreens Co. in the first quarter of 2010.

John also enjoyed a highly successful 30-year-career at Loblaw Companies Limited, Canada’s largest food distributor. He served in a variety of senior leadership positions including President from 2000 to 2006.

Between 1976 and 2000, John made a number of important contributions including the creation and launch of the No Frills division in Ontario, laying the foundation for what has become Canada’s strongest discount banners and one of the most successful food retail business models in North America. John is a member of the board of directors of Tim Hortons Inc., Canada’s largest quick service restaurant chain, and a former director of the Food Marketing Institute.

About Us – US Foods Brands

Industry Leadership

US Foods exclusive brands have been guided by a spirit of innovation and an unwavering commitment to delivering superior quality products and value to customers.

Each of our brands is a testament to our dedication to making our customers more successful.

Customers Landing Page

Supporting the success of our customers is foundational to everything we do.

The combination of Sysco and US Foods brings together the best of both companies to do more for our customers. This includes:

•	Unique, on-trend food offerings that maximize your ability to serve your patrons, as well as services, solutions and technology that go beyond food.

•	Additional innovative products and services that are fueled by insights provided by you and your peers.

•	Utilizing comprehensive geographic coverage and substantial facility capacity to be there for you – when you need us and where you need us.

Most important, the transaction will further strengthen the combined business and create an even higher level of customer focus and responsiveness.

We expect to close the transaction in the third quarter of calendar year 2014. Until then, it will be business as usual, and there will be no changes in how your US Foods or Sysco customer teams serve you.

We will keep you apprised of our progress in moving the transaction along and encourage you to share any questions or concerns you may have with the appropriate member of our sales and leadership teams.

We are truly excited about the opportunities that lie ahead for the talented associates of both Sysco and US Foods to come together to support your business at the highest level.

Employees Landing Page

Sysco and US Foods’ complementary strengths include talented and dedicated employees. Our people share a passion for food and are deeply committed to servicing our customers.

We expect there to be tremendous opportunities for employees of both organizations to continue to grow their careers. The combined company will continue to provide some of the very best employee work environments, compensation and career opportunities in the industry.

Clearly, supporting the success of our customers will continue to be the foundation for everything we do.

We expect to close the transaction in the third quarter of calendar year 2014. Until then, it is business as usual.

Of course, we understand you will have questions and both Sysco and US Foods are committed to communicating regularly with all our employees over the coming months.

If you have any questions, please don’t hesitate to speak with your supervisor.

Investor Landing Page

The combination will bring together the best of both businesses. Key highlights include:

•	The total enterprise value of the transaction is approximately $8.2 billion.

•	At closing, the combined companies are expected to have annualized sales of approximately $65 billion and generate operating cash flows of approximately $2 billion.

•	The transaction is expected to generate significant strategic benefits and cost synergies, with estimated annual synergies of at least $600 million.

•	The transaction is expected to be immediately accretive to earnings after adjusting for transaction-related costs and amortization of intangibles.

•	Sysco expects to maintain a strong investment grade rating. Additionally, Sysco is committed to continuing to invest in its dividend and returning value to shareholders. Sysco has paid a dividend every quarter since 1970 and has increased its dividend 45 times since becoming a public company.

Investor Inquiries:

Investor Relations:

Neil Russell

Investor_relations@corp.sysco.com

Investors – Filings

Filings

Suppliers Landing Page

The combination of Sysco and US Foods will create a more effective business partner for suppliers.

Both Sysco and US Foods value their strong relationships with suppliers. Our suppliers will remain an integral part of the business going forward. As such, please rest assured that we will honor all existing commitments.

The combination of Sysco and US Foods brings together the best of both businesses – we believe we can create more opportunities to support our customers’ success.

We expect the transaction to be completed in the third quarter of calendar year 2014. Until then, it will be business as usual.

You can expect that there will be no changes in the manner you interact with your designated contacts at Sysco and US Foods. When the transaction is completed, we will move forward as one company, which will continue to be named Sysco.

We will keep you apprised of our progress in moving the transaction along, and we encourage you to share any questions you might have with the appropriate member of our merchandising and leadership teams.

News & Media Landing Page

[FINAL PRESS RELEASE]

Contact Us Page

Contact Us

Sysco

Investor Relations:

Neil Russell

Investor_relations@corp.sysco.com

Media Relations:

Charley Wilson

Bestofbothinfood@corp.sysco.com

US Foods:

Media Relations:

Michelle Calcagni

corpcomms@usfoods.com

Video Transcript

Bill DeLaney:

We’re very excited today to be announcing the merger of SYSCO and US Foods. As we move forward as one company, we believe we have the opportunity to create a world-class food service company. Both organizations, SYSCO and US Foods, have been going through multi- year transformational journeys. From SYSCO’s perspective, we see this transaction as a major step forward in that journey.

John Lederer:

This is a very significant day for our company and an exciting one for our industry. Our combined strengths are highly complementary, but the key is everyone at both companies shares a real passion for food and servicing our customers in a progressive and committed fashion.

Bill DeLaney:

From a financial standpoint, the deal is valued at $8.2b. SYSCO will issue $3b in equity and pay $500m in cash for the $3.5b equity value of US. In addition, we’ll assume and/or refinance approximately $4.7b in their debt.

John Lederer:

As we look ahead, a combined SYSCO and US Foods will make it easier for our customers to succeed through more product innovation, differentiation and expanded services. It is important to note the enhanced geographic coverage will increase our flexibility and responsiveness.

Bill DeLaney:

We believe the supplier community will play a big role in allowing us to maximize the value of this transaction. As we put these companies together we see tremendous opportunity to bring a broader assortment of products to our customers and to do that in an even more innovative way than we have in the past.

John Lederer:

It will be business as usual at both companies until the transaction closes, and we expect to close the transaction in the third quarter of 2014, so nothing will change for many months. Both companies are very committed to communicating regularly with all employees over the months ahead.

Bill DeLaney:

I’m very excited about what this transaction will do for the employees of both organizations. Let’s face it: our people want to win; they want to do great things for their customers; they’re food people; and they want to grow their careers. So as we look at this from an industry perspective and from an employee perspective, we have an unprecedented opportunity here to raise the bar in our industry for customer satisfaction, operational excellence, workplace and food safety, as well as sustainable business practices.